Exhibit (c)(3)
COMPLETE APPRAISAL
SUMMARY APPRAISAL REPORT
OF
CROSSWOOD PARK APARTMENTS
6801 SAN TOMAS DRIVE
CITRUS HEIGHTS, CALIFORNIA
KTR Newmark

KTR JOB NO. 7-9-06013C
KTR Newmark Real Estate Services LLC
224 South Michigan Avenue, Chicago, IL 60604 Tel: 312.386.3100 Fax: 312.386.3101
www.ktrnewmark.com

Ms. Martha Long		May 6, 2006
Senior Vice President
AIMCO
4582 S. Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

Re:	Crosswood Park Apartments
6801 San Tomas Drive
Citrus Heights, California
Dear Ms. Long:
At your request, KTR Newmark Real Estate Services LLC has appraised the above referenced property. The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property, free and clear of financing, as of April 20, 2006. The date of value corresponds to the date the subject property was most recently inspected by the appraiser.
The subject property consists of a 10.6-acre tract of land improved with a 180-unit garden-style apartment complex known as the Crosswood Park Apartments. Construction of the improvements was reportedly completed in 1976. The improvements were observed to be in good physical condition. Amenities common to all units include electric kitchen appliances, patios/balconies, wood-burning fireplaces and mini-blinds. Community amenities include on-site management/leasing office, swimming pool, fitness center, clubhouse, sauna, tennis courts and basketball court. The complex contains 194,982 rentable square feet, which suggests an average unit size of 1,083 square feet.
The following report contains information considered relevant to the valuation of the property and the methods by which collected data have been analyzed in arriving at our value conclusion. Our analysis included an inspection of the premises, interviews with knowledgeable market participants, a review of historical income and expense statements, the current rent roll, and other relevant financial and market information. As an income-producing property, greatest reliance is placed upon the value derived through the Income Capitalization Approach, with support provided by the conclusion rendered through implementation of the Sales Comparison Approach.
This appraisal report has been prepared in order to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice (USPAP) for a Complete Appraisal in Summary Report format. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation not presented herein has been retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated herein.
KTR Newmark Real Estate Services LLC
224 South Michigan Avenue, Chicago, IL 60604 Tel: 312.386.3100 Fax: 312.386.3101
www.ktrnewmark.com

Ms. Martha Long	May 6, 2006
AIMCO	Page 2
The attached Summary Appraisal Report describes our investigation and analyses, together with Certification, Basic Assumptions and Limiting Conditions, upon which we have based our opinion that the market value of the Fee Simple Estate of the subject property, as of April 20, 2006, is:
FIFTEEN MILLION THREE HUNDRED THOUSAND DOLLARS
($15,300,000)
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusion.
Very truly yours,

KTR NEWMARK REAL ESTATE SERVICES LLC

By:	John Grochowiak
Senior Analyst

By:	Dean Hobart
Senior Appraiser

By:	Steven J. Goldberg, MAI, CCIM
Senior Vice President for the Firm
KTR Newmark Real Estate Services LLC
224 South Michigan Avenue, Chicago, IL 60604 Tel: 312.386.3100 Fax: 312.386.3101
www.ktrnewmark.com

Steeplechase Apartments	May 6, 2005
Plano, Texas	Page i
CERTIFICATE OF VALUE
We certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, are my personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, and Title XI (and amendments) of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) effective August 9, 1990.
John Grochowiak made a personal inspection of the property that is the subject of this appraisal. Steven Goldberg and Dean Hobart did not inspect the subject property.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have previously appraised this type of property.
As of the date of this appraisal, Steven J. Goldberg, MAI, has completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
KTR NEWMARK REAL ESTATE SERVICES LLC

By: John Grochowiak	By: Dean Hobart	By: Steven J. Goldberg MAI ,CCIM
Senior Analyst	Senior Appraiser	Senior Vice President for the Firm
KTR Newmark

Crosswood Park Apartments	May 6, 2005
Citrus Heights, California	Page ii
BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This Appraisal Report is subject to underlying assumptions and limiting conditions qualifying the information contained in the Report as follows:
The valuation estimates apply only to the property specifically identified and described in the ensuing Report.
Information and data contained in the Report, although obtained from public record and other reliable sources and where possible, carefully checked by the Appraiser, are accepted as satisfactory evidence upon which rests the final expression of property value.
The Appraiser has made no legal survey nor has he commissioned one to be prepared and therefore, reference to a sketch, plat, diagram or previous survey appearing in the Report is only for the purpose of assisting the reader in visualizing the property.
It is assumed that all information known to the client and relative to the valuation have been accurately furnished and that there are no undisclosed leases, agreements, liens or other encumbrances affecting the use of the property.
Ownership and management are assumed to be competent and in responsible hands.
No responsibility beyond reasonableness is assumed for matters of a legal nature, whether existing or pending.
Information identified as being furnished or prepared by others is believed to be reliable but no responsibility for its accuracy is assumed.
The Appraiser, by reason of this appraisal, shall not be required to give testimony as an expert witness in any legal hearing or before any court of law unless justly and fairly compensated for such service.
By reason of the Purpose of the Appraisal or Function of the Report herein set forth, the value reported is only applicable to the Property Rights Appraised and the Appraisal Report should not be used for any other purpose.
Disclosure of the contents of this report is governed by the by-laws and Regulations of the Appraisal Institute.
Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous materials may affect the value of the property. Any value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.
In arriving at the value set forth in this appraisal no consideration has been given to the effect of state, local or federal income and gains taxes or of occupancy, hotel, capital levy, gift, estate, succession, inheritance or similar taxes which may be imposed upon any owner, lessee, or mortgagee by reason of
KTR Newmark

Crosswood Park Apartments	May 6, 2005
Citrus Heights, California	Page iii
any sale, conveyance, transfer, leasing, hypothecation, mortgage, pledge or other disposition of the appraised property.
The appraiser was not provided architectural plans for the subject property, thus the square footage as indicated on the rent roll, marketing brochures, and unit mix provided by the client has been utilized. In the event this information is inaccurate, we reserve the right to modify this appraisal if so warranted.
KTR Newmark

Crosswood Park Apartments	May 6, 2005
Citrus Heights, California	Page iv
SUBJECT PROPERTY PHOTOGRAPH
KTR Newmark

Crosswood Park Apartments	May 6, 2005
Citrus Heights, California	Page v
TABLE OF CONTENTS

Title Page
Letter of Transmittal Certificate of Value	i
Basic Assumptions and Limiting Conditions	ii
Subject Photograph	iv
Table of Contents	v

Executive Summary	1
Introduction and Premises of the Appraisal	2
Regional Overview	4
Neighborhood Overview	8
Site Analysis	9
Real Estate Taxes	11
Zoning	11
Description of Improvements	12
Apartment Market Overview	14
Economic Rent Analysis	16
Highest and Best Use	23

Valuation Procedure	24
Income Capitalization Approach	25
Sales Comparison Approach	25
Reconciliation and Final Value Conclusion	32
ADDENDA
Subject Photographs
Comparable Rental Photographs
Comparable Sale Photographs
Regional Location Map
Neighborhood Map
Comparable Rentals Map
Comparable Sales Map
Qualifications
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 1
EXECUTIVE SUMMARY

Property:	Crosswood Park Apartments

Location:	6801 San Tomas Drive, Citrus Heights, California

Assessors Parcel ID No:	Sacramento County Parcel #229-0100-011-0000

Purpose of Appraisal:	To estimate the Market Value of the subject property as of the date of value.

Date of Value:	April 20, 2006

Date of Report:	May 5, 2006

Interest Appraised:	Fee Simple Estate

Description of Property:	The subject property consists of a 10.6-acre tract of land improved with a 180-unit garden-style apartment complex known as the Crosswood Park Apartments. Construction of the improvements was reportedly completed in 1976. The complex contains 194,982 rentable square feet, which suggests an average unit size of 1,083 square feet.

Location:	The subject property is in the western portion of Citrus Heights, immediately south of Auburn Blvd. and 0.75 miles west of Sylvan Rd.

Zoning:	The subject site is zoned RD-20 by the City of Citrus Heights. The intended use of land in this zoning district is high-density multifamily residential development at a density not to exceed 20 units per acre.

Flood Zone:	According to the Federal Emergency Management Agency (FEMA), the property is within Zone X, an area outside any special flood hazard areas as defined by FEMA. FEMA Map No. 0602620085E, dated 07/16/1998.

Highest and Best Use:	Multifamily residential development.

Marketing Period:	Less than 12 months
Valuation Assumptions:

Average Market Rent (per Unit per Month)	$1,024
Market Vacancy/Credit Loss	7.5%
Operating Expense Ratio	54.0%
Net Operating Income	$915,181
Overall Capitalization Rate	6.0%
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 2

Final Estimate of Market Value, by Approach
Cost Approach:	N/A
Sales Comparison Approach:	$15,400,000
Income Approach:	$15,300,000
Final Estimate of Market Value:	$15,300,000
INTRODUCTION AND PREMISES OF THE APPRAISAL

Scope of the Assignment:	According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. The scope of this appraisal employs all applicable appraisal techniques and constitutes a Complete Appraisal as defined by USPAP. The presentation of data, analyses and conclusions are presented in summary report format.

The data included in this report has been researched from the subject property’s influencing market. County and City officials were interviewed regarding taxes, zoning requirements, flood zone information, demographic data, planned construction, recently completed developments, and other economic impacting events. Market participants, including real estate brokers and property managers, were consulted regarding market parameters and activity. Lenders as well as investor surveys were consulted regarding investment parameters. The Sales Comparison and Income Capitalization Approaches to value have been performed in estimating the Market Value of the subject. Sales utilized were confirmed with a principal or representative involved with the sale. Leasing agents for the competitive complexes were interviewed regarding property specific information. Supply and demand factors affecting the local market have been analyzed.

Purpose and Use of Appraisal:	The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property as of April 20, 2006. It is for the internal use of AIMCO to facilitate asset evaluation, and to be utilized in conjunction with a planned transaction with the limited partners.

Property Rights Appraised:	The property interest appraised is that of the Fee Simple Estate. A Fee Simple Estate is defined by The Dictionary of Real Estate Appraisal, Second Edition AIREA, as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Marketing Period:	The value conclusion reported herein assumes a marketing period of less than one year. According to the Korpacz Real Estate Investor Survey, 1ST Quarter 2006, indicates that apartment properties in the national market have an average marketing time of 6.00 months, generally similar to the average of 5.81 months reported one year ago. This estimate seems
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 3

reasonable, given recent market activity in the influencing area and the profile of the subject property.

Property History:	Property tax records of the Sacramento County Assessor indicate that VMS National Property JV is the current owner of record. To our knowledge there are no contracts of sale pending as of the date this report was prepared, nor are we aware that the property is listed for sale.

Most Likely Buyer:	National and regional investors typically purchase multifamily properties of this size in markets such as the subject.

Definition of Market Value:	Market Value, as approved and adopted by the Appraisal Foundation in the Uniform Standards of Professional Appraisal Practice is as follows:

“The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus.

Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

	1.	buyer and seller are typically motivated;

	2.	both parties are well-informed or well advised, and acting in what they consider their best interests;

	3.	a reasonable time is allowed for exposure in the open market;

	4.	payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

	5.	the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.”
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 4
REGIONAL OVERVIEW

The subject property is within the city limits of Citrus Heights, Sacramento County, California, which is part of the 4-county Sacramento-Yolo Consolidated Metropolitan Statistical Area (CMSA). The subject site is approximately 12 miles northeast of downtown Sacramento and less than 5 miles northeast of McClellan Air Force Base. Citrus Heights is a close-in bedroom suburb of Sacramento.

Overview:	The Sacramento CMSA is in the north central part of the state and is the 25th largest metropolitan area in the United States with over 1.9 million people. Sacramento County contains approximately 75% of the metropolitan population. The other 3 counties include El Dorado, Placer and Yolo. The Lake Tahoe region is in El Dorado and Placer Counties, approximately 75 miles northeast of Sacramento. Yolo County is adjacent to Solana and Napa Counties, which are part of the San Francisco CMSA. Downtown San Francisco is approximately 75 miles southwest of Sacramento via I-80. Reno, NV is approximately 120 miles northeast via I-80. Sacramento is the state capital.

Historical population growth patterns are expanding suburban rings around the Sacramento urban core. Some of the current suburban communities began as small towns that eventually merged into the metropolitan urbanized area, which now extends beyond 25 miles from the central districts. The urban areas in the Lake Tahoe communities, which are included in the CMSA because of their location in El Dorado and Placer Counties, are separated from Sacramento by national forests and mountain ranges. Most of the growth in Sacramento has been to the northeast (toward Roseville and Rocklin in Placer County northeast of the subject) and to the south toward the city of Elk Grove.

Population:	During the period between 1990 and 2000, the CMSA’s population grew at an average annual compound rate slightly above the state and national averages. Regional population growth during the 1990s was very strong as in-migration occurred from the very high cost areas of San Francisco and San Jose. In addition, state government grew and the regional economy expanded. This growth is expected to slow due to a decreasing availability of large developable suburban parcels. The area surrounding the subject is expected to grow slightly faster as denser infill development continues.
POPULATION TRENDS

			Avg Annual			Avg Annual
	Census	Census	% Change	Estimated	Projected	% Change
Region	1990	2000	1990-2000	2005	2010	2005-10

1-mile Radius	16,187	16,965	0.48%	18,704	20,531	0.98%
5-mile Radius	312,355	354,029	1.33%	398,689	443,872	1.13%
Sacramento CMSA	1,481,122	1,796,857	1.95%	2,078,408	2,347,528	1.29%
Source: DemographicsNow
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 5

According to the US Census, the CMSA is the 25th largest in the country in terms of people, between Kansas City, MO-KS and Cincinnati-Hamilton, OH-KY-IN, and it ranked 23rd in terms of the number of additional people added during the 1990-to-2000 period, between Philadelphia-Wilmington-Atlantic City, PA-NJ-DE-MD and San Diego, CA. However, it ranked only 56th in terms of percentage change during the same period, with an 21.3% increase (between Albuquerque, NM and Jacksonville, FL) – reflecting the average slower growth typically experienced within larger urbanized areas.

Households:	Household formation increased consistent with the population growth. Future increases in the near term are expected to be similar to the overall population trends. Most of the population growth in the suburban ring is anticipated to be associated with growing families. The subject area is expected to continue to mature with aging households and not a lot of new families.
HOUSEHOLD TRENDS

			Avg Annual			Avg Annual
	Census	Census	% Change	Estimated	Projected	% Change
Region	1990	2000	1990-2000	2005	2010	2005-10

1-mile Radius	6,467	7,105	0.99%	7,495	7,948	0.60%
5-mile Radius	117,324	133,586	1.39%	145,373	157,712	0.85%
Sacramento CMSA	556,454	665,298	1.96%	750,153	831,710	1.09%
Source: DemographicsNow

Income:	The subject’s immediate area has a median household income slightly lower than the region. This is expected to continue in the future .
2005 COMPARATIVE INCOME LEVELS

	Per Capita Income	Median Household Income	Average Household Income

1-mile Radius	$23,245	$46,535	$55,487
5-mile Radius	$24,491	$51,106	$65,655
Sacramento CMSA	$25,297	$51,451	$68,453
Source: DemographicsNow

Economic Conditions:	According to the Federal Reserve April 26, 2006 Beige Book, economic activity in the San Francisco Twelfth District expanded at a solid pace during the survey period of March through mid-April. Contacts reported modest wage and price inflation on net, although wage growth remained rapid for selected worker groups with specialized skills in some industries. Retail sales rose, owing in part to a rebound in auto sales, and demand for services was strong. Output and sales grew significantly in most manufacturing sectors and for producers of agricultural and resource-related products. Residential construction, sales activity, and price appreciation slowed slightly in most areas, while the demand for commercial real estate grew further. District banks reported strong loan demand on net and very good credit quality.

The CMSA has a Gross Metropolitan Product that ranks 34th in the nation, based on statistics on 2001 performance by the U.S. Conference of Mayors – between that of Fort Worth-Arlington, TX and Hartford, CT. As a
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 6

country, the CMSA would reportedly be ranked 45th in the world in terms of GMP, which is between the output of Chile and Puerto Rico. Compared to the 50 states, the CMSA has a GMP that is between the Gross State Products of the District of Columbia and Mississippi and would be 36th in output.

Employment:	The following table shows comparisons between the region and subject’s immediate area in terms of industry sector and occupation. No major changes in occupation mix are expected in the near term.
EMPLOYMENT BY INDUSTRIAL SECTOR

Sacramento-Yolo CMSA

Total Employed 2003	849,242

By Industry
Agriculture/Mining	1.0%
Construction	8.4%
Manufacturing	6.6%
Wholesale Trade	3.2%
Retail Trade	11.6%
Transportation/Utilities	4.4%
Information	3.6%
Finance/Insurance/Real Estate	8.1%
Services	43.3%
Public Administration	9.7%

By Occupation	Sacramento-Yolo CMSA

White Collar	67.2%
Management/Business/Financial	15.9%
Professional	22.1%
Sales	11.7%
Administrative Support	17.5%
Services	14.5%
Blue Collar	18.3%
Farming/Forestry/Fishing	0.3%
Construction/Extraction	5.7%
Installation/Maintenance/Repair	3.4%
Production	3.9%
Transportation/Material Moving	5.0%
Source: DemographicsNow

According to the June 2003 Role of Metro Areas in the US Economy Employment Outlook published by the US Conference of Mayors, Sacramento experienced the 2nd largest net growth in jobs nationally during 2002. The metro area gained 12,400 jobs, behind the 28,000 jobs created in Riverside-San Bernardino in Southern California, and was superior to the other 318 metro areas. A net job loss occurred in 205 metro areas across the country.

According to Sacramento Regional Research Institute, a Joint Venture of SACTO and California State University, Sacramento in March 2006 Economy Watch, since October 2005, the six-county Sacramento Region has experienced a pattern of increasing year-over-year employment
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 7

growth rates. Prior to that point, the Region saw a relatively flat job growth trend with modest growth rates averaging around 2.3%. The Sacramento Region surpassed 3% job growth in November 2005 and reached 3.4% in February 2006. This strong growth reflects a gain of over 30,000 jobs during the past 12 months and falls well above the statewide and national averages.

The area’s current largest private sector employers are shown in the following table. The State of California also employs a large number of people in services and education.
SACRAMENTO MSA
LARGEST NON-GOVERNMENT EMPLOYERS

Company	Sector	Main County	Employees

Kaiser Permanente	Medical	Sacramento	9,382
Sutter Health	Medical	Sacramento	9,003
UC Davis Medical Center	Medical	Sacramento	8,000
Intel Corporation	Semiconductors	Sacramento	6,500
Mercy/Catholic Healthcare	Medical	Sacramento	5,229
Hewlett-Packard	Computers	Placer	4,500
Raley’s/Bel Air	Supermarkets	Sacramento	4,394
PRIDE Industries	Manufacturing/Logistics	Placer	4,000
Cache Creek Indian Casino	Gaming	Yolo	2,600
Wells Fargo	Banking	Sacramento	2,380
Source: Sacramento Regional Research Institute, 2003. www.sactoedc.org

Unemployment:	According to the Bureau of Labor Statistics, the unemployment rate in the Sacramento MSA (3-county metro area) was 4.7% in March 2006, down from a revised 5.1% in March 2005. This compares with an unemployment rate of 4.8% from 5.5% for California and 4.8% from 5.4% for the nation during the same period.

Transportation And Infrastructure:	Transportation throughout the region is largely dependent on the private automobile, which is supplemented by local and county bus services. As such, the region has developed into a series of multiple nodes with good proximity to the regional highway system. Interstate 80 provides the primary east-west access between San Francisco and Reno. North-south access is provided by I-5 to Los Angeles and Portland. California Route 99 (Golden State Highway) parallels I-5 from downtown Sacramento and connects the region to the southern Central Valley cities of Fresno and Bakersfield. Sacramento is also served by an air cargo airport, an international airport, a deep-water shipping port, 2 major Interstate freeways, freight and passenger rail lines, and a regional commuter bus and light-rail system.

Conclusions:	The region’s diversity and strength have helped it maintain a growth rate near or above the national average. Over the next few years, growth is anticipated to be slower than recently experienced as the region continues to mature. The subject property, however, is in a suburban area
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 8

that is expected to maintain slightly higher than average growth rates as infill development becomes denser over time.

NEIGHBORHOOD OVERVIEW

Location:	The subject property is in the western section of Citrus Heights, immediately south of Auburn Blvd., approximately 0.75 miles west of Sylvan Rd. Situated in close proximity to Interstate 80, a major east/west freeway in Sacramento County, the subject property is accessible to neighborhood services and employment centers. The location of the subject property is rated as good.

Access:	Primary roadways in the neighborhood include the east/west traffic arteries of Auburn Blvd. and Greenback Lane and the north/south traffic arteries of Van Maren Lane, Sylvan Blvd. and Sunrise Blvd. Crosswood Park provides easy access to Interstate 80, approximately 1.25 miles to the north, which provides access to downtown Sacramento and most major employment/retail centers in Sacramento and Placer Counties.

The subject neighborhood has excellent access to neighborhood support services and employment centers. Numerous business parks are within a short commute of the subject neighborhood. Sunrise Mall (a major regional shopping center containing Macy’s) is approximately 1.5 miles east of the subject site. Sunrise Blvd. (approximately 1.5 miles east of Crosswood Park) is the major retail destination for eastern Sacramento County. The subject is approximately 0.25 miles from a Costco on Auburn Blvd. In addition, a Wal-Mart Superstore is being constructed adjacent to the Costco on Auburn Blvd. Sacramento County’s regional bus system operates a route on Auburn Blvd. immediately adjacent to the subject. Citrus Heights maintains a public park immediately south of Crosswood Park. Public services, including schools and medical facilities, are in close proximity.

Land Use:	The subject neighborhood is a relatively new and maturing residential district. The area realized much of its growth from the 1970s through the early 1990s. Most of the apartments in the area were built in the 1980s and 1990s. As the growth pattern of the Sacramento area continues northeast along Interstate 80, much of the land in the subject neighborhood has been developed. Approximately 85% of the land area is developed with limited land available to accommodate additional development. Multifamily and commercial development is prevalent along the primary roadways. Public green belts, parks and athletic fields are near the subject site. The predominate land use in the neighborhood is residential, consisting of both single and multifamily developments.

Adjacent Land Uses:	South:	Multifamily and public park
	North:	Single-Family
	East:	Multifamily
	West:	Multifamily
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 9

New Construction:	Due to the limited availability of vacant land suitable for development, only limited new construction was noted in the immediate vicinity of the subject property. Most new structures being completed in the immediate vicinity are retail or commercial in nature. No new single-family or multifamily construction was noted during the site inspection. This benefits the subject property since there does not appear to be any new multifamily supply in the immediate neighborhood.

Change in Current Use	The neighborhood can be classified as being in the mature stage of its life cycle with continued growth as infill. As a result of its good location with access to Sacramento and Placer Counties, growth in the area is anticipated to continue in the form of new development on vacant and underutilized sites.

Conclusion	The property is in the northeastern growth pattern of the Sacramento region, within the city of Citrus Heights. The area is easily accessible from all parts of Sacramento and Placer counties due to its proximity to Interstate 80. As a result of its good location, the area has proven to be a desirable residential and commercial location. Major employers are in close proximity to the subject neighborhood along Greenback Lane and Sunrise Blvd. The presence of major employers in the area has enhanced the desirability of the neighborhood as a residential location. Area residents are offered a broad range of services and excellent access to other parts of the Sacramento area.
SITE ANALYSIS

Location	The site is in western portion of Citrus Heights, along the south side of Auburn Blvd., approximately 0.75 miles west of Sylvan Rd.

Size	The site is irregular in shape and has of a total land area of 10.6 acres.

Excess Land	None

Topography	Generally level and on grade with the bounding street

Site Improvements	The 10.6-acre site is improved with a 180-unit garden-style apartment community known as the Crosswood Park Apartments. See Description of the Improvements section of this report for details concerning site improvements.

Street Improvements	Crosswood Parkway and San Tomas Drive provide direct access to the subject. Both Crosswood Parkway and San Tomas Drive intersect with Auburn Blvd., a major east-west thoroughfare.

Desirability of Location	Good

Access to Major Arteries	Good
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 10

Access to Local Arteries	Good

Curb Appeal	Good

Ingress/Egress	Good – Adequate road frontage along a major east-west thoroughfare.

Visibility from Road	Good

Public Transportation	Average

Neighborhood Appearance	Good

Flood Zone Map	According to the Federal Emergency Management Agency, the property is within Zone X, outside any special Flood Hazard Areas (FEMA Map No. 0602620085E, Dated 07/16/1998).

Easements	The appraisers were not provided with a site survey or title documents that provide information on the existence of easements and encroachments. Other than typical utility easements, visual observation of the site did not reveal the existence of adverse easements or encroachments, however in the absence of a site survey and title documents, the appraiser makes no representation as to the presence of adverse easements or encroachments.

Soil Conditions	Visual observation does not indicate any surface or subsurface soil conditions that are unusual for the area. Based on our inspection, it appears that the soil is of adequate load bearing capacity to support the subject improvements. No major foundation cracks were visible upon inspection of the subject improvements that would indicate the subsoil conditions are not stable. No nuisances or hazards were noted.

Land Use Restrictions	The appraisers are unaware of any deed restrictions that would adversely affect the utility of the subject site; however, this is not a guarantee that such restrictions may exist. Therefore, it is recommended that a current title policy be obtained for the subject property, which would disclose any land use restrictions that may exist.

Utilities	All municipal utilities (water and sewer) and private services (electric, gas, telephone) are available to the site.

Police and Fire Protection	Provided to the site by the city of Citrus Heights

Conclusion	The subject represents a desirable site for multifamily development.
REAL ESTATE TAXES
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 11

Assessor’s Parcel No:	229-0100-011-0000 (Sacramento County Assessor Parcel Number)

Ad Valorem Tax Rate (2005)	1.06647% of Net Assessed Value
Payment Due Date	Taxes are paid annually in arrears.
2005 Net Assessed Value	$12,851,575

Tax Analysis	The subject property is under the taxing jurisdiction of Sacramento County. The Proposition 13 Amendment to the California State Constitution limits the maximum annual tax on real property.

The general tax levy for all agencies cannot exceed 1.0% of the property’s assessed value, except for additional taxes for bonded indebtedness. In addition, agencies may levy direct assessment taxes to pay for services such as lighting maintenance, weed abatement, etc. The average tax rate across the state is approximately 1.25%.

Real property is reappraised only when a change in ownership occurs, new construction is completed, new construction is partially completed on the lien date (January 1), or a decline in market value occurs (Proposition 8). Except for these instances, real property assessments cannot be increased by more than 2.0% annually, regardless of the rate of inflation.

Properties with a Proposition 8 assessment must be reviewed by the Assessor each year on January 1, to verify whether the conditions that resulted in a decline in value still exist. Based on market conditions the value may change annually, not to exceed the original Proposition 13 trended base value.

Projected Taxes	The stabilized pro-forma tax liability is based on the hypothetical sale of the subject property at the current appraised value and the application of the current effective tax rate. The hypothetical value is derived in the sales comparison approach. See the income capitalization approach section for additional comments on the amount.
ZONING

Zoning:	The site is zoned RD-20 by the City of Citrus Heights.

Permitted Use	The RD-20 zoning designation is intended to accommodate condominiums, townhouses, duplexes and apartments at a density of 20 units per acre. Commercial or retail uses are not permitted.

Maximum Height:	2 stories

Maximum Density:	20 units per acre, or a total of 212 units.
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 12

Parking Requirements	Parking requirements depend on use and are subject to site plan review.

Comments:	It appears as though the existing improvement represent an allowed and conforming use of the site with regard to zoning.
DESCRIPTION OF IMPROVEMENTS
The subject improvements consist of a 180-unit garden-style apartment complex known as the Crosswood Park Apartments. The following offers a description of the improvements.

KTR Site Inspector:	John Grochowiak
Date of Inspection:	April 20, 2006
Property Contact:	Katherine Irish — On-site Manager
Year Built:	1976
Number Units:	180
Configuration/Stories:	Garden-style complex, 2 -story residential structures
Net Rentable Area:	194,982 square feet

EXTERIOR
Foundations:	Reinforced concrete slabs, on grade
Frame:	Wood frame
Exterior Walls:	Wood trim covered in stucco
Roof:	Composition shingle
Doors and Windows:	Exterior entrance doors are hollow core metal. Interior doors are hollow core wood. The windows are single-pane glass set in aluminum frames.
HVAC:	Ground mounted electric AC condensing units, electric heat
Plumbing:	Kitchens contain sink and dishwasher. Bathrooms contain porcelain toilet and sink and fiberglass bathtub/shower combinations. Hot water is provided by individual heaters in each unit.
Electrical:	Property is sub-metered for electric; electricity is paid by the tenant.
Parking and Walkways:	The parking areas and internal roadways are asphalt paved. The streets and parking areas have concrete curbs. Walkways are concrete paved. There is adequate on-site parking provided, some of which is covered.

INTERIOR
Walls and Ceilings:	Walls are painted sheetrock, and the gypsum ceilings are covered with a sprayed-on textured surface.
Floors:	Interior floors are carpet over hardwood in living areas and bedrooms with sheet vinyl or ceramic tile in the kitchens and bathrooms.
Kitchen Equipment:	Built-in wood cabinets with laminate counter tops and stainless steel sink. Appliances include a combination range/oven, microwave, disposal, dishwasher and refrigerator/freezer.

PROJECT AMENITIES
Security:	No
Swimming Pool:	Yes
Fitness Center:	Yes
Clubroom:	Yes
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 13

Tennis Court:	Yes
On-site Management Office:	Yes
Laundry Room:	No
Microwave:	Yes
Compactor:	No
Fireplace:	Yes
Balconies/Patios	Yes
Cable TV:	Yes
In-Unit Washer/Dryers	Yes
Perimeter Fencing:	Yes
Access Controlled Entry:	No
Other:	Covered parking, indoor sauna, basketball court, and man-made creek
The following chart illustrates the property’s unit breakdown and size.
CROSSWOOD PARK APARTMENTS – UNIT MIX

		No. of
Name	Unit Type	Units	Size (SF)	Total (SF)

Shasta	1BR/1BA	66	802	52,932
Sequoia	2BR/1BA	12	950	11,400
Sierra	2BR/1.5BA Townhouse	81	1,250	101,250
Yosemite	3BR/2BA Townhouse	21	1,400	29,400

	Totals/Average	180	1,088	194,982
CONDITION/MAINTENANCE

Overall Condition:	Average
Landscaping:	Average
Parking:	Average
Sidewalks/Curbs:	Average
Walls/Fences:	Average
Refuse Area:	Average
Basement:	N/A
Health Club:	Average
Club Room:	Average
Exterior Walls:	Average
Roofs:	Average
Stairs:	Average
Lobby/Hallways:	N/A
Entry Doors:	Average
Patios/Balconies:	Average
Elevators:	Average
Apartment Interiors:
Overall:	Average
Kitchen Equipment:	Average
Mechanical Equipment:	Average
Bathroom:	Average
Walls/Ceilings:	Average
Layout:	Average
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 14

Light and View Quality:	Average
Cosmetic Repairs:	Our physical inspection revealed that the subject property is in average condition.
Deferred Maintenance:	No elements of deferred maintenance were noted during the appraiser’s inspection of the property and on-site management reported none.
Comparability:	Similar to competing properties of the same vintage.
Observed Effective Age:	30 years (similar to the actual age of the improvements)
Economic Life:	50 years (per Marshall Valuation Service Manual)
Remaining Economic Life:	20 years
General Comments:	Based on our inspection, the subject property is considered to be of average quality construction and to be in average condition overall. It competes effectively with other properties of the same vintage.
APARTMENT MARKET OVERVIEW

Supply:	The following table shows historical inventory and construction trends, current estimates and short-term projections by REIS as of the 1st Quarter 2006 for the Citrus Heights submarket. The total number of rental units has remained stable for the period from 2001 to 2004 while declining slightly in 2005. It is projected that the number of units will not increase over the 4- year period from 2006 to 2010. This is shown in the following table. Essentially no new product is being added to the Citrus Heights submarket. This obviously benefits the subject property since additions to supply are non-existent.
SUBMARKET INVENTORY

		Unit	Unit	Annual
	Year	Inventory	Completions	% Change

Historical	2001	6,677	0	0.0%
Historical	2002	6,677	0	0.0%
Historical	2003	6,677	0	0.0%
Historical	2004	6,677	0	0.0%
Historical	2005	6,677	0	-0.3%
Current	1Q 2006	6,655	0	0.0%
Estimated	2006	6,655	0	0.0%
Projection	2007	6,655	0	0.0%
Projection	2008	6,655	0	0.0%
Projection	2009	6,655	0	0.0%
Projection	2010	6,655	0	0.0%
Source: REIS MetroTrend Futures 1Q 2006 Citrus Height Submarket, licensed to KTR Newmark

Vacancy:	Vacancy rates increased from 3.4% to 7.0% from 2001 to 2003. Vacancy rates began to drop in 2004 from 6.6% to 6.0% for the 1st quarter of 2006. The subject has a current vacancy rate of 6% that is equivalent to the submarket average. The average vacancy rate is expected to continue to fall over the next several years due to continue population growth and a declining number of readily developable sites.
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 15
SUBMARKET VACANCY TRENDS

		Vacancy
	Year	Rate

Historical	2001	3.4%
Historical	2002	5.2%
Historical	2003	7.0%
Historical	2004	6.6%
Historical	2005	5.9%
Current	1Q 2006	6.0%
Estimated	2007	4.8%
Projection	2008	5.5%
Projection	2009	4.8%
Projection	2010	4.6%
Source: REIS MetroTrend Futures 1Q 2006 Citrus Heights Submarket, licensed to KTR Newmark

Rental Rates:	Concurrent with decreased vacancies, market asking rents have increased in every year since 2001 for the Citrus Heights submarket. Effective rents also show an upward increasing trajectory in the period from 2001 to 2006. Furthermore, effective rents are projected to continue to increase in the period from 2007 to 2010. Concessions reached a peak in 2005 and have since declined. Concessions are further projected to decline in the period from 2007 to 2010.
SUBMARKET RENTAL RATE TRENDS

			Asking Rent		Eff Rent
		Asking	Annual	Effective	Annual	Rent
	Year	Rent	% Change	Rent	% Change	Discount

Historical	2001	$789	9.4%	$782	9.5%	.90%
Historical	2002	$804	1.9%	$785	0.4%	1.1%
Historical	2003	$811	0.9%	$774	-1.4%	4.6%
Historical	2004	$822	1.4%	$776	0.3%	5.6%
Historical	2005	$827	0.6%	$783	0.9%	5.3%
Current	1Q 2006	$833	0.7%	$791	1.0%	5.0%
Estimated	2007	$868	2.5%	$833	2.8%	4.0%
Projection	2008	$895	3.1%	$864	3.7%	3.5%
Projection	2009	$927	3.6%	$901	4.3%	3.0%
Projection	2001	$965	4.1%	$941	4.4%	2.5%
Source: REIS MetroTrend Futures 1Q 2006 Citrus Heights Submarket, licensed to KTR Newmark

Market Segmentation:	The following table shows the segmentation by property age. The highest vacancies are seen in the 1980-1989 submarket segment. The lowest vacancies are seen in the 1990-1994 submarket segment. The subject property was constructed in 1976 that places it in the 1970-1979 submarket segment. The subject property’s vacancy rate of 6% compares favorably with its submarket average of 5.6%.
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 16
SUBMARKET MARKET SEGMENTATION

	% by	Project	Unit	Vacancy	Asking
Year Built	Age	Inventory	Inventory	Rate	Rent

Before 1970	N/A	0	N/A	N/A	N/A
1970-1979	17%	8	1,131	5.6%	$792
1980-1989	74%	34	4,925	6.8%	$842
1990-1994	10%	4	599	3.9%	$876
After 1994	0%	0	N/A	N/A %	N/A

Avg/Total	100%	46	6,655	6.0%	$833
Source: REIS MetroTrend Futures 1Q 2006 Citrus Heights Submarket, licensed to KTR Newmark

Conclusions:	The market is expected to remain quite strong with no increase in inventory, strong demand, low vacancy rates, high asking rents, high effective rents and relatively low levels of concessions. These favorable submarket dynamics should continue to benefit the subject property.
ECONOMIC RENT ANALYSIS
Five competitive properties follow. They are in the influencing area of the subject property and define the range of property type and rents available. The information regarding the rent comparables was obtained through physical inspections and interviews of rental agents and property managers. The rents commanded by competitive properties in the influencing area are utilized to determine the economic rent potential for the subject property.
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 17
Rent Comparable #1

Address:	Salishan
7541 Ramona Lane
Citrus Heights, CA

Number of Units:	304

Year Built:	1980’s

Description:	Gated garden-style apartments comprised of two-story residential buildings with wood frame walls covered in stucco surrounded by asphalt parking areas.

Amenities:	Apartment features include washer/dryer in every unit, wood burning fireplaces, balconies or patios and electric kitchen appliances including frost-free freezer and microwave oven. Property features include pool (2), basketball court, fitness center, racquetball court and on-site management.

Rental Data:

			Effective	Effective
Unit Type	Size (SF)	Asking Rent/Unit	Rent/Unit	Rent/SF

1BR/1BA	672-755	$815-845	$747-$775	$1.02-$1.11
2BR/1BA	956	$945	$866	$0.92
2BR/2BA	1,002	$1,015	$930	$0.92

Occupancy:	92%

Concessions:	1 month free for a 12-month lease. Rents are reduced as presented in the chart above.

Comments:	This property has a similar location and a similar condition as in comparison to the subject. However, this property is gated; subject is not.
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 18
Rent Comparable #2

Address:	The Grove at Sunrise
5400 Heritage Tree Lane
Citrus Heights, CA

Number of Units:	206

Year Built:	2000

Description:	Gated garden-style apartments comprised of two-story residential buildings with wood frame walls covered in stucco surrounded by asphalt parking areas.

Amenities:	Apartment features include washer/dryer in every unit, wood burning fireplaces, balconies or patios and electric kitchen appliances including dishwasher and garbage disposal. Property features include pool (2), spa, storage units, fitness center, clubhouse and on-site management.

Rental Data:

			Effective	Effective
Unit Type	Size (SF)	Asking Rent/Unit	Rent/Unit	Rent/SF

1BR/1BA	800	$965	$885	$1.10
2BR/2BA	965	$1,120	$1,120	$1.16
3BR/3BA	1,203	$1,450	$1,329	$1.10

Occupancy:	93%

Concessions:	1 month free for a 12-month lease on 1 BR/1BA and 3BR/3BA units. Rents are reduced as presented in the chart above.

Comments:	This property has a superior location and a superior condition as in comparison to the subject. In addition this property is gated; subject is not.
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 19
Rent Comparable #3

Address:	Oak Creek Village
7747 Greenback Lane
Citrus Heights, CA

Number of Units:	88

Year Built:	1990

Description:	Gated garden-style apartments comprised of two-story residential buildings with wood frame walls covered in stucco surrounded by asphalt parking areas.

Amenities:	Apartment features include washer/dryer in every unit, wood burning fireplaces, balconies or patios and electric kitchen appliances including dishwasher and microwave oven. Property features include pool, spa, fitness center, clubhouse and on-site management.

Rental Data:

			Effective	Effective
Unit Type	Size (SF)	Asking Rent/Unit	Rent/Unit	Rent/SF

1BR/1BA	750	$790	$790	$1.05
2BR/1BA	938	$914	$914	$0.97
2BR/2BA	1,000	$970	$970	$0.97

Occupancy:	99%

Concessions:	None currently offered by management.

Comments:	This property has a similar location and a similar condition as in comparison to the subject. However, this property is gated; subject is not.
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 20
Rent Comparable #4

Address:	The Renaissance
7711 Greenback Lane
Citrus Heights, CA

Number of Units:	300

Year Built:	1990

Description:	Gated garden-style apartments comprised of two-story residential buildings with wood frame walls covered in stucco surrounded by asphalt parking areas.

Amenities:	Apartment features include wood burning fireplaces, balconies or patios and electric kitchen appliances including dishwasher and garbage disposal. Property features include laundry rooms, pool, tennis court, clubhouse and on-site management.

Rental Data:

			Effective	Effective
Unit Type	Size (SF)	Asking Rent/Unit	Rent/Unit	Rent/SF

1BR/1BA	609	$705	$646	$1.06
2BR/1BA	760	$835	$765	$1.00
2BR/1.5BA	840	$860	$788	$0.94
3BR/2BA	1,295	$1,205	$1,104	$0.85

Occupancy:	89%

Concessions:	1 month off for a 1 year lease. Rents are reduced as presented in the chart above.

Comments:	This property has a similar location and a similar condition as in comparison to the subject. However, this property is gated; subject is not. This property does not have full size washer/dryers in each unit; subject does.
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 21
Rent Comparable #5

Address:	Autumn Ridge
6011 Shadow Lane
Citrus Heights, CA

Number of Units:	410

Year Built:	1990

Description:	Gated garden-style apartments comprised of two-story residential buildings with wood frame walls covered in stucco surrounded by asphalt parking areas.

Amenities:	Apartment features include washer/dryers in each unit, wood burning fireplaces, balconies or patios and electric kitchen appliances including dishwasher. Property features include three pools, tennis courts, saunas, two racquetball courts, fitness center, clubhouse and on-site management.

Rental Data:

			Effective	Effective
Unit Type	Size (SF)	Asking Rent/Unit	Rent/Unit	Rent/SF

1BR/1BA	639	$732	$732	$1.14
2BR/1BA	821	$877	$877	$1.06
2BR/2BA	920	$957	$957	$1.04

Occupancy:	96%

Concessions:	None currently offered by management.

Comments:	This property has a similar location in comparison to the subject. However, this property has a superior condition and a superior amenity package in comparison to the subject. In addition, this property is gated; subject is not.
KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 22
ANALYSIS
The subject property has a good Citrus Heights location along Auburn Blvd., approximately 1.25 miles south of Interstate 80. It is competitive with other properties in terms of location, condition, amenities, and unit size. The tables below illustrate the comparables in comparison to the subject property.
ONE-BEDROOM FLOOR PLANS

			Effective	Effective
	Unit Type	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1BR/1BA	802	$810	$1.01	Subject
Salishan	1BR/1BA	672-755	$747-$775	$1.02-$1.11	Similar
Grove at Sunrise	1BR/1BA	800	$885	$1.10	Superior
Oak Creek Village	1BR/1BA	750	$790	$1.05	Similar
The Renaissance	1BR/1BA	609	$646	$1.06	Similar
Autumn Ridge	1BR/1BA	639	$732	$1.14	Superior
TWO-BEDROOM ONE-BATH FLOOR PLANS

			Effective	Effective
	Unit Type	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	2BR/1BA	950	$971	$1.02	Subject
Salishan	2BR/1BA	956	$866	$0.92	Similar
Oak Creek Village	2BR/1BA	938	$914	$0.97	Similar
The Renaissance	2BR/1BA	760	$765	$1.00	Similar
Autumn Ridge	2BR/1BA	821	$877	$1.06	Superior
TWO-BEDROOM ONE AND A HALF, TWO BATH FLOOR PLANS

			Effective	Effective
	Unit Type	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	2BR/1.5BA	1,250	$1,074	$0.86	Subject
Salishan	2BR/2BA	1,002	$930	$0.92	Similar
Grove at Sunrise	2BR/2BA	965	$1,120	$1.16	Superior
Oak Creek Village	2BR/2BA	1,000	$970	$0.97	Similar
The Renaissance	2BR/1.5BA	840	$788	$0.94	Similar
Autumn Ridge	2BR/2BA	920	$957	$1.04	Superior
THREE-BEDROOM FLOOR PLANS

			Effective	Effective
	Unit Type	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	3BR/2BA	1,400	$1,233	$0.88	Subject
Grove at Sunrise	3BR/3BA	1,203	$1,329	$1.10	Superior
The Renaissance	3BR/2BA	1,295	$1,104	$0.85	Similar
The subject is relatively similar to Salishan and Oak Creek Village in terms of location and physical attributes. The subject is inferior to The Grove at Sunrise and Autumn Ridge in terms of location, age, physical attributes and overall amenities. The subject is most similar to The Renaissance in terms of location, condition and overall amenities. In general, the subject’s rental rates should be aligned below the rents indicated by The Grove at Sunrise and Autumn Ridge, and most similar to rents indicated by The Renaissance.
As indicated above, the rent (on a per square foot basis) for the subject’s 1-bedroom floor plans are within a tolerable variance of the range of rents illustrated by Salishan, Oak Creek Village and The Renaissance. Since the subject is older than its most similar comparables, it is not surprising that its rent levels for 1-bedroom units should be slightly lower on a per square foot basis.

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 23
The effective rents for the subject’s 2-bedroom/1-bath units ($1.02 psf) are closely aligned with the effective rents at its most similar comparable, The Renaissance ($1.00 psf).
The rent (on a per square foot basis) for the subject’s 2-bedroom/1.5 bath floor plans is lower than the rents offered at the three similar comparables (Salishan, Oak Creek Village and The Renaissance). This is not surprising since the units at the subject are larger and older than the units at the comparables. We have used the subject’s lower rent level in our pro-forma analysis.
The effective rents for the subject’s 3-bedroom/2-bath units ($0.88 psf) are closely aligned with the effective rents at its most similar comparable, The Renaissance ($0.85 psf).
Based upon the rents illustrated by the competing properties, and the rent actually commanded by the subject property, the following rents will be processed as the property’s economic rent potential for valuation purposes in our pro-forma analysis. The following table summarizes the economic rent structure estimated for the subject property:
ECONOMIC RENT POTENTIAL-CROSSWOOD PARK APARTMENTS

Name	Unit Type	Mix	Size (SF)	Total Area	Economic Rent/Unit	Economic Rent/SF	Monthly Rent	Annual Rent

Shasta	1BR/1BA	66	802	52,932	$839	$1.05	$55,374	$664,488
Sequoia	2BR/1BA	12	950	11,400	$1,029	$1.08	$12,348	$148,176
Sierra	2BR/1.5BA	81	1,250	101,250	$1,089	$0.87	$88,209	$1,058,508
Yosemite	3BR/2BA	21	1,400	29,400	$1,349	$0.96	$28,329	$339,948

	Totals/Average	180	1,083	194,982	$1,024	$0.95	$184,260	$2,211,120
HIGHEST AND BEST USE

HIGHEST AND BEST USE AS IF VACANT

Surrounding Land Uses	Predominately multifamily developments along Crosswoods Pkwy, Crosswoods Circle and San Tomas Drive and single-family residential subdivisions north of Auburn Blvd.

Physically Possible	Being situated on a heavier traveled east-west thoroughfare (Auburn Blvd.), the subject site benefits from visibility to traffic and enjoys good accessibility. Multifamily use would benefit from the site’s exposure to passing traffic.

Legally Permissible	Multifamily use is the intended use of the site.

Financially Feasible	Multifamily development has been occurring throughout the Sacramento area over the past thirty years. Economic conditions appear to be improving and as new employment opportunities present themselves, added demand for rental housing should follow.

Conclusion	New construction with townhouses, duplexes, condominiums or apartment units.

HIGHEST AND BEST USE AS IMPROVED

Current Improvements	180-unit multifamily apartment complex. The existing improvements contribute significantly to overall property value indicating that the value

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 24

of the improved property greatly exceeds the value of the site assuming it to be vacant.

Conclusion	Continued use of the existing improvements
VALUATION
There are three traditional approaches that can be employed in establishing Market Value. These approaches and their applicability to the valuation of the subject property are summarized as follows:
THE COST APPROACH
This method estimates the replacement or reproduction cost of the improvements, less the estimated depreciation (physical, functional, economic), plus the estimated market value of the land, in order to arrive at a final value indication. This approach is based on the premise that an informed purchaser would pay no more for a property than the cost of constructing a building of similar utility and condition.
The Cost Approach is a reliable indicator of value for: (a) new properties; (b) special use properties; and (c) properties where the cost of reproducing the improvement is easily and accurately quantified and there is no external or economic obsolescence. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance
THE SALES COMPARISON APPROACH
Using this technique, the property value is indicated by comparing the subject to similar, nearby properties that have recently sold. Essentially, the procedure is to gather bona fide, recent arm’s length sales of comparable properties and compare the most important characteristics of the sales to the subject. Adjustments are then made to the comparable properties for differences such as terms of financing, date of sale, location, and physical characteristics.
Attaining data with a high degree of comparability is most important when this technique is utilized. The reliability is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences and the absence of non-typical conditions affecting the sales price. As numerous sales of properties similar to the subject have occurred in the Sacramento area, this approach has been employed in the valuation process.
THE INCOME CAPITALIZATION APPROACH
The Income Capitalization Approach is a process in which the anticipated flow of future benefits is capitalized into a value indication. The Income Capitalization Approach is widely applied in appraising income-producing properties. The reliability of this technique is dependent upon the reliability of the net income estimate and the capitalization rate. Since the subject is income producing realty and anticipated to continue to be so, this approach has been employed in the valuation of the Fee Simple Estate.
RECONCILIATION AND FINAL VALUE ESTIMATE
The final step in the Appraisal Process is the reconciliation of the value indicators into a single value estimate. In the reconciliation or correlation, the appraiser considers the relative applicability of each of the three approaches, examines the range between the value indications and places major emphasis on the approach that appears to produce the most reliable solution to the specific appraisal problem. The

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 25
purpose of the appraisal, the type of property and the adequacy and reliability of the data are analyzed and appropriate weight is given to each of the approaches to value.
INCOME CAPITALIZATION APPROACH
Investment properties are normally valued in proportion to their ability to produce income; hence, an analysis of the property in terms of its ability to provide a sufficient net annual return on invested capital is an important means of valuing any asset. Value is estimated by deducting an appropriate vacancy and collection allowance and all applicable expenses from the anticipated gross annual income to arrive at a projected net operating income which is then capitalized at an interest rate, or investment yield, commensurate with the risk inherent in the ownership of the property. Such a conversion of projected income considers competitive returns offered by alternative investments.
There are two primary income capitalization methods: Direct Capitalization, which converts a single year’s net operating income into an indication of value and the Discounted Cash Flow Analysis (DCF), which estimates the present worth through the process of discounting the forecasted net income and the reversionary sale over the course of an anticipated investment period. The Direct Capitalization technique is employed in this analysis.
DIRECT CAPITALIZATION
The basic steps in the Direct Capitalization method are as follows:
1.	Calculate POTENTIAL GROSS INCOME from the dwelling units;

2.	Estimate VACANCY AND CREDIT LOSS to arrive at Effective Gross Income;

3.	Estimate OPERATING EXPENSES to arrive at the stabilized Net Operating Income;

4.	Develop the OVERALL CAPITALIZATION RATE;

5.	Divide NOI by the CAP RATE to arrive at VALUE.
Revenue: As presented in the Economic Rent Analysis section of this report, the monthly economic rent potential is estimated at $184,260. The annual gross rent potential estimated for the apartment units total $2,211,120.
Loss to Lease: Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. As a percentage of the property’s gross rent potential, the historical loss to lease declined from 6.0% in 2003 to 3.5% currently. None is budgeted for 2006. Based on the previous history at the subject property, we have deducted an average loss to lease expense of 3.5% of the potential gross income.
Concessions: Rent concessions in the market are prevalent in an attempt to bolster occupancy at area apartments. Concessions usually consist of reduced or free rent over a portion of the lease term. As a percentage of the property’s gross rent potential, concessions amounted to 1.2% in 2003, increasing to 3.9% in 2005 and are budgeted at 4.4% for 2006. On a stabilized basis, concessions are projected at 4.0% of the estimated gross rent to maintain the projected occupancy.
Vacancy and Credit Loss: As of the date of inspection, the subject property was 94% occupied. Properties identified as income comparables within the Economic Rent Analysis section of this report illustrate occupancy levels that range from 87% to 99%, averaging 91.9% without the subject (92.2% with the subject). Considering the age and quality of the subject in comparison to the comparables and the regional market trends of tightening market, a vacancy factor of 6.0% seems reasonable for the subject. In

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 26
addition, a 1.5% allowance for credit loss is assessed. The combined vacancy and credit loss allowance equates to 7.5%.
Utility Income: Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of water and sewer usage. Total utility income in 2003 was $40,166, increasing to $55,857 in 2005. Reimbursement revenue is budgeted at $63,290 for 2006. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $64,000.
Other Income: Included within this category is the revenue received from such items as application fees, forfeited deposits, and late fees. As a percentage of the property’s gross rent potential, Other Income receipts ranged from 2.3% to 5.0%. Other income is budgeted at 2.1% for 2006. Based on historical and budgeted other income receipts, we have estimated Other Income to be 2.5% of the gross rent potential.
Expenses: In order to project expenses for valuation purposes, the expenses historically incurred in the operation of the subject property have been reviewed. The operating budget for the current year has also been considered. Typical operating expenses for garden apartments in the Sacramento area, as reported by IREM have been reviewed and analyzed. The following table summarizes the three-year operating history for the subject property and outlines the operating budget for the current year.
SUMMARY OF OPERATING HISTORY AND BUDGET

	2003		2004		2005		2006
Year	Actual	Per Unit	Actual	Per Unit	Actual	Per Unit	Budget	Per Unit

INCOME	—	—	—	—	—	—	—	—
Gross Potential Income	$2,066,346	$11,480	$2,207,256	$12,263	$2,106,684	$11,704	$2,204,473	$12,247
Loss to Lease	($86,761)	($482)	($132,288)	($735)	($4,616)	($26)	$0	$0
Concessions	($25,143)	($140)	($28,112)	($156)	($81,385)	($452)	($96,036)	($534)
Vacancy/Credit Loss	(165,358)	($919)	(307,360)	($1,708)	(166,174)	($923)	(127,473)	($708)
Utility Income	40,166	$223	46,989	$261	55,857	$310	63,290	$352
Other Income	105,637	$587	71,826	$399	48,703	$271	45,861	$255

Effective Gross Income	$1,934,887	$10,749	$1,858,311	$10,324	$1,959,069	$10,884	$2,090,115	$11,612

EXPENSES								—
Utilities	$93,169	$518	$160,261	$890	$143,585	$798	$177,300	$985
Contract Services	$110,885	$616	$100,956	$561	$79,067	$439	$88,471	$492
Repairs & Maintenance	46,005	256	38,889	216	39,057	217	41,470	230
Turnover	117,077	650	87,657	487	63,691	354	68,562	381
Administration	99,206	551	64,160	356	81,569	453	84,274	468
Marketing	51,222	285	45,649	254	56,669	315	55,878	310
Payroll	180,343	1,002	230,557	1,281	239,689	1,332	302,637	1,681
Management	86,150	479	81,692	454	84,531	470	90,375	502
Insurance	44,501	247	46,807	260	44,833	249	51,612	287
Real Estate Taxes	128,344	713	135,132	751	137,161	762	141,855	788

Total Expenses	$956,902	$5,316	$991,760	$5,510	$969,852	$5,388	$1,102,434	$6,125

Utilities	This expense covers the cost of electricity, water and sewer and gas usage for the property. The subject’s historical utilities expense increased in 2004 and then declined slightly to $798 per unit. An amount equivalent to $985 per unit is budgeted for 2006. Based on historical expenditures, the budget amount appears somewhat high, and utilities are processed at $860 per unit.

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 27

Contract Services:	This category includes those services that are out-sourced such as pool service, extermination, trash removal, courtesy patrol, etc. The subject’s historical contract services expense declined over the past 3 years to $432 per unit. An amount equivalent to $492 per unit is budgeted for 2006. The contract services expense is estimated at $450 per unit based on historical operations.

Repair & Maintenance:	This category includes general repair and maintenance items. The subject’s historical repair and maintenance expense has also declined over the past several years to $217 per unit. An amount equivalent to $230 per unit is budgeted for 2006. This is reasonable, and a repairs and maintenance expense is estimated at $230 per unit.

Turnover:	This category includes the cleaning, painting and remodeling of units when tenants move out. The subject’s turnover expense has also declined as the market has improved to $354 per unit. An amount equivalent to $381 per unit is budgeted for 2006. Given historical trends and the expectation of continued strong market conditions, a turnover expense is estimated at $375 per unit.

Administrative	Office expenses, telephone, management unit expenses, computer maintenance and supplies, professional fees and miscellaneous expenses are covered in this category. The subject’s historical administrative expense has fluctuated between $356 and $551 per unit. An amount equivalent to $468 per unit is budgeted for 2006. This is reasonable, and an administrative expense of $475 per unit is included.

Marketing	Included in this category are all newspaper and printed advertising, payments to locator services, leasing commissions, and resident referrals. The subject’s historical marketing expense has fluctuated between $254 and $315 per unit. An amount equivalent to $310 per unit is budgeted for 2006. This is reasonable, and a marketing expense of $310 per unit is projected.

Payroll:	This expense covers salaries, payroll taxes, and workers compensation insurance for on site management, leasing, and maintenance personnel. The subject’s historical payroll expense has increased dramatically over the past several years from $1,002 to $1,332 per unit. An amount equivalent to $1,681 per unit is budgeted for 2006. This budgeted amount appears high, and payroll expenses are projected at $1,350 per unit based on current operations grown by the inflation.

Management	A typical management fee on a property of this type is 3% to 5% of the effective gross income. The subject’s historical management fee has been based on an amount equivalent to approximately 4.4% of Effective Gross Income. A market-oriented fee of 4.0% is considered reasonable.

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 28

Insurance	This expense item covers the building and includes fire, extended coverage, vehicle, and owner’s liability. The subject’s historical insurance has been relatively stable during the past several years, between $247 and $260 per unit. An amount equivalent to $287 per unit is budgeted for 2006. Insurance expenses are projected at $275 per unit for our pro forma.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection for 2006 is $162,100, which is the projected, hypothetical sale amount in the sales comparison approach ($15,200,000) at the current tax rate of 1.06647%.

Reserves for Replacements	In addition to the repairs and maintenance expenditures, the property will incur annual capital expenditures to keep it in prime condition. A reserve category is typical for multifamily property; therefore we have included reserves as an additional budget item. Reserves for replacement for a property of this vintage typically range from $200 to $400 per unit. Given the age of the property, a reserve for replacement allowance aligned with the higher end of the range of $350 per unit or $63,000 is estimated for the subject property.

Total Expenses	Total expenses have been estimated at $1,083,549 or $6,020 per unit inclusive of reserves. Information provided by the Institute of Real Estate Management (IREM) indicates that operating expenses for Sacramento have a median expense level (exclusive of reserves) of $4,187. Since the subject is 30 years old, it is not surprising that it would have a higher expense level than many of its competitors. Industry standard expense data suggests that the total expenses estimated for the subject property are reasonable.
Net Operating Income: The Net Operating Income is that amount of the income remaining after paying all operating expenses. This affords the owner capital to satisfy debt service, if any, and provides a return on owner’s equity.
We have estimated the NOI to be $915,181. The subject’s income and expense pro forma is summarized on the following table.

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 29
OPERATING PRO FORMA

INCOME	—	—
Gross Potential Income	$2,211,120	$12,284
Loss to Lease	($77,389)	($430)
Concessions	($88,445)	($491)
Vacancy/Credit Loss	(165,834)	($921)
Utility Income	64,000	$356
Other Income	55,278	$307

Effective Gross Income	$1,998,730	$11,104

EXPENSES		—
Utilities	$154,800	$860
Contract Services	81,000	450
Repairs & Maintenance	41,400	230
Turnover	67,500	375
Administration	85,500	475
Marketing	55,800	310
Payroll	243,000	1,350
Management	79,949	444
Insurance	49,500	275
Real Estate Taxes	162,100	901
Reserves	63,000	350

Total Expenses	$1,083,549	$6,020

NOI	$915,181	$5,084
Capitalization: Capitalization rates express relationships between net income and total value. The rate employed must be consistent with and reflective of those rates currently employed by investors active in the market place.
In order to perform this analysis, estimates of an appropriate capitalization rate must be formed. By its nature this is a judgmental process, however, selected rates should approximate the investment perimeters expected to be employed by the most probable buyer for the subject property.
Several approaches are typically followed in selecting the investment parameters; review and analysis of alternative real estate and non-real estate investments; review and analysis of published real estate investor surveys; derivation of rates from empirical market data; and use of in-house experience with similar types of investments.

Most Probable Buyer	Considering the size and quality of the asset, the subject buyer would most likely attract national or regional investors. In addition, local buyers may be interested in the condominium conversion possibilities due to the location, size and housing market.

Market Extraction	The following table summarizes the market derived overall rates. The sales are further detailed in the Sales Comparison Approach.
SUMMARY OF MARKET DERIVED OVERALL RATES

	Sale 1	Sale 2	Sale 3	Sale 4	Sale 5

Name	Royal Riviera	Village at Carmichael	Sterling Point	Montebello	Falls at Arden
Sale Date	Jan-06	Dec-05	Dec-05	Nov-05	Sep-05
Cap Rate (OAR)	6.61%	5.56%	6.03%	6.43%	5.41%

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 30

The sales exhibit overall rates that fall within a tight range from 5.41% to 6.61% and produce an average of 6.0%. The sales represent recent transactions of 1970’s and mid-1980’s vintage apartment complexes that are generally similar to the subject property in terms of construction and physical characteristics. The comparable properties are in Sacramento area locations that demonstrate generally similar demographic characteristics of the subject neighborhood. The capitalization rates indicated by the sales data are representative of an appropriate rate that would be applicable to the subject property. Based on the indicators exhibited by market data, a capitalization rate of approximately 6.0% is suggested.

Survey of Investors	Real Capital Analytics surveys apartment sales throughout the United States. In their Apartment Capital Trends Monthly Report for March 2006, Real Capital Analytics reports that for the twelve months ending in February 2006, the average cap rate for apartment sales in the Sacramento area was 5.9%. Furthermore, Real Capital Analytics reports that the median cap rate for apartment sales in the Sacramento area for the twelve months ending April 1, 2006 was 5.83%. Since the subject property is a Class “B” complex, one would expect its cap rate to be slightly higher than the market averages.

OAR Conclusion	The sales exhibit overall rates that range from 5.41% to 6.61% and produce an average of 6.0%. Published investor surveys suggest that an appropriate cap rate for the subject property is above 5.83%. Based on the indicators exhibited by the sales data and confirmed through review of investor surveys, an appropriate cap rate for the subject property is concluded to be 6.0%.
Valuation: Capitalizing the estimated Net Operating Income of $915,181 by a 6.0% rate results in a value conclusion of $15,300,000, rounded ($915,181 NOI ÷ 6.0% OAR = $15,253,017).

Final Value:	$15,300,000
SALES COMPARISON APPROACH
The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which the subject property would be sold by a willing seller to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, five multifamily apartment building sales, which are summarized in the following table, have been examined and analyzed. All of the sales are garden style apartments with similar physical characteristics within the Sacramento area apartment market. The appraisal indicators exhibited by the sales data outlined in the following chart are utilized for purposes of estimating a value for the subject via the Sale Comparison Approach.
The price per apartment unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as location, age and condition of the

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 31
structure, market conditions, rent levels, property rights conveyed, financing terms, conditions of sale, operational efficiencies and other factors.
ANALYSIS OF SALES: This approach relies on an active market. Sufficient data from the Dallas area exists to formulate a value via the Sales Comparison Approach. Below are five sale comparables of similar vintage garden style apartments with similar characteristics to the subject property.
SUMMARY OF COMPARABLE BUILDING SALES

Sale No.	1	2	3	4	5

Name	Royal Riviera	Village at Carmichael	Sterling Point	Montebello	Falls at Arden
Location	7767 La Riviera Dr.	8732 Fair Oaks Blvd.	2237 Hurley Way	4001 S. Watt Ave.	2345 Northrop Ave.
	Sacramento, CA	Carmichael, CA	Sacramento, CA	Sacramento, CA	Sacramento, CA

Sales Price	$21,630,312	$11,446,000	$18,772,950	$20,705,000	$28,428,750
Sale Date	17-Jan-2006	29-Dec-2005	29-Dec-2005	09-Nov-2005	30-Sep-2005
Year Built	1979	1972	1973	1988	1983
No. of Units	250	148	250	240	272
Net Rentable Area (SF)	185,642	109,525	179,159	199,108	183,875
Occupancy	95%	92.5%	93%	95%	95%

Price/SF	$116.52	$104.51	$105.05	$103.99	$155.01
Price/Unit	$86,521	$77,337	$75,280	$86,270	$104,779
Net Income	$1,430,779	$636,752	$1,135,407	$1,332,052	$1,542,141
NOI/SF	$7.71	$5.81	$6.34	$6.69	$8.38
NOI/Unit	$5,723	$4,302	$4,542	$5,550	$5,669

Cap Rate (OAR)	6.61%	5.56%	6.03%	6.43%	5.41%
EGIM	8.41	8.87	8.48	8.34	10.18
Expense Ratio (OER)	42%	47%	45%	44%	42%
The sales indicate per unit prices that range from $75,280 to $104,779. All of the comparables represent sales of apartments that are of similar construction componentry as the subject. All of the sales are similar as to the subject property in terms of location and physical condition. However, Comps. 4 and 5 are newer than the subject property. Situated throughout the eastern area of the Sacramento metro area, minor differences exist as to the specific location of each comparable and subject property.
The primary difference between the comparables and the subject are location, age and average unit size. The most value influencing difference between the subject and the comparable sales is the amount of net operating income generated on a per unit basis. In an attempt to quantify appropriate adjustments to the prices indicated by the comparables, we have analyzed the difference between the net operating income (NOI) per unit of the comparables relative to the NOI of the subject property. In this analysis we have adjusted the sale price of the comparables based on the percentage difference in net income.
As discussed in the Income Approach section of the report, the NOI estimated for the subject property equates to $5,084 per unit. The adjustments applied to the comparable sales are depicted below.
PRICE PER UNIT ANALYSIS

Sale No.	Price/Unit	Subject NOI/Unit	Comparable NOI/Unit	Adjustment Factor	Adjusted Price/Unit

1	$86,521	$5,084	$5,723	0.89	$77,004
2	$77,337	$5,084	$4,302	1.18	$91,258
3	$75,280	$5,084	$4,542	1.12	$84,314
4	$86,270	$5,084	$5,550	0.92	$79,318
5	$104,779	$5,084	$5,669	0.90	$94,301
*Adjustment Factor = (Subject NOI per Unit / Comparable NOI per Unit)

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 32
The adjusted range of per unit prices is $77,004 $94,301. The mean adjusted unit price is $85,279. As no one sale requires a significant degree of adjustment, equal emphasis is placed on each in concluding to a value of $85,000 per unit for the subject property. Utilizing this per unit value estimate, the total value of the subject property is estimated at $15,300,000 ($85,000 X 180 units).
EGIM ANALYSIS: The sales illustrate EGIMs that range from 8.34 to 10.18. Important in selecting an appropriate EGIM is the review of corresponding operating expenses. There is an inverse relationship that generally holds among EGIMs and operating expenses. Properties that have higher expense ratios typically sell for relatively less and therefore produce a lower EGIM. The operating expense ratios for the sales range from 42% to 47%.
In selecting an appropriate EGIM, consideration must be given to the operating expense ratio estimated for the subject. Based on the income and expenses estimated for the subject property in Income Approach, the subject’s operating expense ratio is calculated at 51%(without reserves). The subject’s expense ratio is higher than the comparable data. An EGIM for the subject at 7.75 would appear reasonable considering the subject’s higher expense level in comparison to the predominant comparable range of 8.34 to 8.87 times EGI with operating expense ratios approximately 90% of the subject’s.
Based on the effective gross income estimated for the subject property in the Income Capitalization Approach, an indication of $15,500,000 (rounded) is concluded using the EGIM.
$1,998,730 x 7.75 = $15,490,158, or $15,500,000, rounded
CONCLUSION: The noted value indicator utilizing the sales price per unit method is $15,300,000 and the EGIM method is $15,500,000.
As such, the Market Value of the subject property’s Fee Simple Interest via the Sales Comparison Approach is therefore estimated at:
Value via the Sales Comparison Approach $15,400,000
RECONCILIATION

Cost Approach	N/A
Income Capitalization Approach	$15,300,000
Sales Comparison Approach	$15,400,000
Income and Sales approaches to value were employed in the appraisal of the subject property. Buyers and sellers rarely rely on the Cost Approach to price commercial real estate. Furthermore, the age of the improvements and subjectivity involved in estimating substantial degrees of physical deterioration reduces the reliability of this approach. As such, a Cost Approach was not employed.

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Page 33
The value derived from the Income Capitalization Approach is well documented and market oriented. The local market is active in terms of investment sales of similar apartment complexes and sufficient sales data was available to develop a defensible value via the Sales Comparison Approach. The value derived through use of the Sales Comparison Approach supports the value concluded for the property via the Income Capitalization Approach. Due to the income producing nature of the subject property, the results of the Income Capitalization Approach are emphasized.
FINAL ESTIMATE OF VALUE $15,300,000

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
ADDENDA

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
SUBJECT PHOTOGRAPHS

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

VIEW OF TYPICAL BUILDING

SIDE VIEW OF TYPICAL BUILDING

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

BUILDING FRONTAGE ON AUBURN BLVD.

VIEW OF BUILDING WITH COVERED PARKING

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

INTERIOR VIEW OF CLUBHOUSE

VIEW OF BASKETBALL COURT

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

VIEW OF SWIMMING POOL

VIEW OF GYM

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

VIEW OF TYPICAL KITCHEN

VIEW OF WASHER/DRYER UTILITY CLOSET

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

VIEW OF TYPICAL BATHROOM

VIEW OF TYPICAL LIVING AREA

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
COMPARABLE RENTAL PHOTOGRAPHS

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

COMPARABLE #1

COMPARABLE #2

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

COMPARABLE #3

COMPARABLE #4

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

COMPARABLE #5

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
COMPARABLE SALE PHOTOGRAPHS

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

IMPROVED SALE #1

IMPROVED SALE #2

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

IMPROVED SALE #3

IMPROVED SALE #4

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda

IMPROVED SALE #5

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
REGIONAL LOCATION MAP

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
NEIGHBORHOOD MAP

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
COMPARABLE RENTALS MAP

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
COMPARABLE SALES MAP

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
QUALIFICATIONS

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
STEVEN J. GOLDBERG, MAI, CCIM
SENIOR VICE PRESIDENT
STEVEN J. GOLDBERG is Manager of the Dallas Appraisal Division of KTR Newmark Real Estate Services LLC. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development. In his current capacity, Mr. Goldberg oversees all valuation assignments involving real estate assets in the Southwest region.
Mr. Goldberg has over 22 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
DEAN HOBART
SENIOR APPRAISER
Dean Hobart is a senior appraiser Manager of the Chicago Valuation Division for KTR Newmark Real Estate Services, LLC, at 224 S. Michigan Avenue, Chicago, Illinois 60604. Prior to relocating to the Chicago office in 2001, Mr. Hobart was a senior appraiser at the New York City office of KTR, where he performed appraisals on a wide variety of commercial properties throughout the New York City metropolitan region, New England, Atlantic Seaboard and Southern sections of the country for lending, consulting, and CMBS purposes. During his appraisal career, Mr. Hobart has been involved with numerous projects with construction, zoning, development, environmental, or soil stabilization issues as a major component of the valuation assignment, including Phase I Environmental Site Assessments and Property Physical Condition Surveys.
As an appraiser, Mr. Hobart also worked at the New York City office of Grubb & Ellis (prior to and after it acquired Landauer Associates) where he performed appraisals for litigation support, right-of-way, property tax appeals, partnership interests and arbitration. Mr. Hobart has also been employed as an independent fee appraiser in Los Angeles, California where he performed a wide range of apartment, special use, and residential appraisals for lending, income tax, property tax, insurance adjustment and feasibility purposes. He was appointed by the Los Angeles County Superior Court for 2 terms as a Real Estate Mediator for the Alternate Dispute Resolution (ADR) Program and was licensed at the time as a California Certified Residential Real Estate Appraiser and was a member of the Los Angeles County Board of Realtors and a licensed Real Estate Broker.
As an architect from 1981 to 1994, Mr. Hobart has performed work on a wide variety of medical office buildings, acute care hospitals, psychiatric hospitals, clinics, banks, and high-end residential projects, planning and construction management. He received his Bachelor of Architecture with a Concentration in Planning and Historic Preservation at the University of Texas at Austin and also attended the Graduate School of Business with coursework in Real Estate and Finance.
Mr. Hobart is an AIA Member in the American Institute of Architects and is a General Associate Member of the Appraisal Institute as an MAI Candidate. He is licensed as an Architect in California and as a General Real Estate Appraiser in the states of Georgia, Illinois, Kansas, Michigan, New York, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia and Washington.

KTR Newmark

Crosswood Park Apartments	May 6, 2006
Citrus Heights, California	Addenda
JOHN ANDREW GROCHOWIAK
SENIOR ANALYST
John Andrew Grochowiak is an Analyst in the Chicago Valuation Division of KTR Newmark Real Estate Services, LLC (KTR Newmark).
Mr. Grochowiak has over 16 years of experience in the valuation and financial analysis of securitized obligations, including credit card receivables, home equity loans, single- and multi-family mortgages and collateralized commercial mortgage deals (CMBS).
Prior to joining the Chicago office in 2005, Mr. Grochowiak had been employed at The Industrial Bank of Japan (now The Mizuho Group), New York City, where he was a Vice President in charge of sales and marketing for the Asset Management and Trust Division. Mr. Grochowiak had previously worked as a Portfolio Manager at the Capital Markets Division of JP Morgan Chase in New York City.
Mr. Grochowiak was Vice President for Bank of America’s Institutional Trust Division in Los Angeles, where he managed a team of Trust Officers who specialized in asset-backed transactions. He was responsible for the due diligence valuation of the Institutional Trust Division’s strategic acquisition targets. He also conducted nationwide compliance training sessions in accordance with Federal Reserve Guidelines. He had previously worked for the US Trust Company (now the Charles Schwab Company) in Los Angeles, where he was an Assistant Vice President in the Asset Management Division responsible for investment trust analysis and risk management. Mr. Grochowiak began his career as a municipal trust manager at Bank of America (formerly Security Pacific) in San Francisco.
Mr. Grochowiak received his Bachelor of Arts Degree in Economics from The University of Chicago.
Mr. Grochowiak is a Level 2 Candidate in the CFA Program as sponsored by AIMR (Association For Investment Management and Research) and is a Certified Corporate Trust Specialist.